[redacted]

BB 3/5

08026723

UNITED STATES
[...]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Probitas Funds Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 California Street, Suite 2300
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dinerman (415) 402-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name – *if individual, state last, first, middle name*)

417 Montgomery Street, Suite 910, San Francisco CA 94104
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20

OATH OR AFFIRMATION

I, David Dinerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Probitas Funds Group, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SABRINA MARIA CISNEROS
COMM. #1485052
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Apr. 22, 2008

Signature

CFO

Title

Sabrina Maria Cisneros

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

CONTENTS

SUPPLEMENTARY INFORMATION

SBP
&CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member
Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (A Delaware Limited Liability Company) as of December 31, 2007 and the related statements of income, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Probitas Funds Group, LLC (A Delaware Limited Liability Company) as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 – 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 25, 2008

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets		
Cash	$	2,141,340
Accounts receivable, net of allowance for doubtful accounts of $30,000		17,895,739
Due from affiliate		946,751
Prepaid expenses		344,473
Other current assets		2,065
Total current assets		21,330,368
Fixed assets		
Furniture, fixtures and equipment		518,491
Less: accumulated depreciation		(243,404)
Fixed assets, net		275,087
Other assets		
Non-current accounts receivable		14,750,875
Investments		297,879
Security deposit		66,414
Total other assets		15,115,168
Total assets	$	36,720,623

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	1,396,104
Due to affiliate		1,033,007
Total current liabilities		2,429,111
Long-term liabilities		
Deferred rent		157,712
Total long-term liabilities		157,712
Total liabilities		2,586,823
Member's equity		34,133,800
Total liabilities and member's equity	$	36,720,623

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

Revenue		
Primary revenue	$	27,985,853
Secondary revenue		4,864,168
Less commissions		(1,162,159)
Net revenue		31,687,862
Operating expenses		
Salaries and bonuses		6,656,007
Marketing		1,040,284
Partner's guaranteed payments		974,150
Travel		723,079
Rent		569,536
Profit sharing contributions		410,994
Computer maintenance		397,499
Professional fees		285,260
Legal and accounting		280,709
Employee benefits		267,863
Taxes and licenses		267,159
Payroll taxes		221,925
Client expenses written off		175,907
Other reimburseable expenses		170,059
Telephone		161,368
Printing costs		152,142
Dues and subscriptions		151,121
Depreciation		104,868
Office expense		94,409
Meals and entertainment		85,461
Miscellaneous		70,524
Postage and delivery		42,352
Regulatory fees		37,968
Bad debt expense		30,000
Charitable donations		23,732
Insurance		21,496
Seminars		18,452
Internet fees and website costs		14,107
Payroll service fee		10,095
Retirement plan administration fees		8,594
Market data services		4,144
Total operating expenses		13,471,264
Operating income		18,216,598
Other income/(expense)		
Interest income		1,550,226
Moving expense		(19,124)
Loss on disposal of fixed assets		(5,989)
Gain on foreign currency translation		315,290
Total other income/(expense)		1,840,403
Net income	$	20,057,001

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY
STATEMENT OF MEMBER'S EQUITY
DECEMBER 31, 2007

Beginning balance	$	30,315,965
Net income		20,057,001
Contributions		1,826,667
Distributions		(18,065,833)
Ending balance	$	34,133,800

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	20,057,001
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		104,868
Bad debt expense		30,000
Loss on disposal of assets		5,989
Change in assets and liabilities:		
(Increase)/decrease in assets:		
Accounts receivable		(4,718,421)
Employee receivables		392,867
Due from affiliate		(762,401)
Prepaid expenses		(308,512)
Other current assets		15,944
Security deposits		(40,938)
Increase/(decrease) in liabilities:		
Accounts payable and accrued expenses		897,959
Deferred rent		17,787
Due to affiliate		138,829
Net cash provided by operating activities		15,830,972
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(281,345)
Investments		(188,794)
Net cash used for investing activities		(470,139)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's contributions		1,826,667
Member's distributions		(18,065,833)
Net cash used for financing activities		(16,239,166)
Net decrease in cash		(878,333)
Cash at beginning of year		3,019,673
Cash at end of year	$	2,141,340

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
State taxes	$	215,207

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

1 - THE COMPANY

Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company. The Company was registered as a limited liability company in the state of California on August 27, 2001 and is based in San Francisco, California. The Company has two primary lines of business providing consulting and placement agent services regarding the private placement of securities in investment vehicles, and assisting investors who invest in these types of private placements to liquidate their positions. Probitas solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage.

On February 15, 2002 Probitas Funds Group, LLC became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc (now FINRA). The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable

An allowance for doubtful accounts has been provided for. Management evaluates the receivables and has on occasion, written off small amounts. At December 31, 2007, the Company's allowance for doubtful accounts was $30,000, all of which is a reserve for a specific account. Management believes that the remainder of accounts receivable at December 31, 2007 is collectible.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue

The Company has two lines of revenue. Primary revenue relates to private equity fund placement. Secondary revenue relates to income earned on liquidity management engagements.

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for income taxes has been provided for in these financial statements.

Investments

The Company's investments in entities in which Probitas Funds Group, LLC does not have the ability to exercise significant influence are accounted for under the cost method. These investments are subject to substantial transfer restrictions and are not traded on the open market thereby precluding any current market value.

Derivatives

The Company may use foreign exchange contracts as fair value hedges to eliminate the changes in the fair value of firm commitments denominated in foreign currencies. The Company documents its risk management strategy and hedge effectiveness at the inception and during the term of each hedge. The Company's risk management strategy is to offset changes in the fair value of firm commitments due to changes in the U.S. dollar / foreign currency exchange rates.

3 - LEASE COMMITMENTS

On January 31, 2005, Probitas Partners, LP, the Company's parent ("the Parent"), entered into a ten year, three month operating lease agreement for office space in San Francisco, California on behalf of the Company. The lease contains the option to renew for a ten year period upon expiration. Due to the expense-sharing agreement between the Company and the Parent, the Company has agreed to provide funds each month to the Parent in an amount equal to the lease payment. As the payment amounts are known and foreseeable, and the economic substance of the lease pertains to Probitas Funds Group, LLC, rather than the parent, the Company accounts for the lease as though it was the lessor.

3 - LEASE COMMITMENTS (CONTINUED)

On May 23, 2007, the San Francisco lease was amended to include an additional suite in the same building. The lease expires on August 31, 2015. Over the term of the lease, rent payments will escalate. To account for the escalating rental arrangement, the company records a deferred rent liability on the statement of financial condition and amortizes the rent on a straight-line basis over the life of the lease.

On January 25, 2007, the Company entered into a sub-lease to replace the premises leased in New York. The sub-lease runs from February 1, 2007 to September 30, 2010.

Future minimum lease payments under the leases are as follows:

Year ended December 31,	San Francisco	New York
2008	$ 411,800	$ 265,655
2009	424,204	265,655
2010	429,496	199,242
2011	427,684	-
2012	440,084	-
Thereafter	1,232,840	-

Rent expense for the year under all existing leases for the year ended December 31, 2007 was $569,536.

4 - SUBLEASES

Commencing August 1, 2007, the Company entered into two subleasing arrangements, subleasing office space in its San Francisco offices to two different tenants. The leases expire on July 31, 2008. Rental income for the year ended December 31, 2007 was $22,742.

Future minimum lease payments under the leases are expected to total $31,500 for the year ended December 31, 2008.

5 - RELATED PARTY TRANSACTIONS

During the year the Company made advances to affiliated companies, which are under common control. As of December 31, 2007 the affiliates owed the Company $946,751.

The Company entered into an agreement with PFG-UK, LTD, an affiliated company ("PFG-UK"), pursuant to which it agreed to pay certain percentages of all fees collected by the Company from common clients to PFG-UK. These sums were received, in consideration of the services PFG-UK provided in connection with the Company's work.

5 - RELATED PARTY TRANSACTIONS (CONTINUED)

As of December 31, 2007, the Company owed the affiliate $1,033,007 on total commission expense of $1,162,159.

6 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $581,620, which was $409,182 in excess of its required net capital of $172,438. The Company's ratio of aggregate indebtedness to net capital was 4.45 to 1.

7 - RETIREMENT PLAN

Effective January 1, 2003, the Company adopted a 401(k) plan for the benefit of its employees. Essentially all employees are eligible to participate the first day of the third month following their hire date. The Company does not match the employee contributions.

The Company has also adopted a profit sharing plan for all active employees. Under the plan, the Company can elect to make discretionary contributions. The Company made contributions of $410,994 for the year ended December 31, 2007.

8 - CONCENTRATIONS

During the year the Company earned service revenue from Oak Hill Realty, LLC and Bank of America Venture Partners VII, LP equal to 12% and 10% respectively. The Midocean US and UK Advisors, LP, KPS Investors III, LP, W Capital Management, LLC, and Fairfield Residential LLC projects each comprised 9% of service revenue.

9 - LONG-TERM INVESTMENTS

The Company's long-term investments consist of limited partnership interests and carried interest arrangements in twenty different private equity funds for which Probitas has raised capital. These investments are recorded at cost. Partnership income and losses will not be included in net earnings when they are allocated to the Company unless they are actually paid or realized. Unrealized gains and losses will not be charged against net earnings unless a decline in fair value is determined to be other than temporary. Distributions are recognized as received and classified as investment income.

9 - LONG-TERM INVESTMENTS (CONTINUED)

Summarized activity in the capital accounts for the year ended December 31, 2007 is as follows:

Beginning capital account balance	$	180,141
Contributions		188,754
Distributions		(211,362)
Ending capital account balance		157,533
Cost		297,879
Difference between cost and equity	$	(140,346)

It was not practicable to estimate fair value of these cost-method investments because of the absence of any active markets for these investments or any impairment indicators.

10 - NON-CURRENT ACCOUNTS RECEIVABLE

Non-current accounts receivable of $14,750,875 consist of sixteen installment agreements with effective interest rates ranging from 5.5% to prime plus 2%. Payments are collectible through January 2011. Based on interest rates at December 31, 2007 for similar loans by independent established lending institutions, the fair value of the accounts receivable approximates the amount recorded in the financial statements at that date.

11 - CONTINGENCIES

In accordance with certain limited partnership interest agreements as described in note 9, the Company may be required to commit additional capital. If required, the capital calls may be made over a period of ten years. As of December 31, 2007, the Company's unfulfilled committed balance totaled $664,000 among fourteen different funds.

12 - DERIVATIVES AND HEDGING

The Company manages its foreign currency related risk primarily through the use of foreign currency forward contracts. The contracts held by the Company are denominated in Euros. The Company has entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency-denominated receivables. At December 31, 2007, the Company had cash flow hedges for the Euro with maturity dates ranging from July 1, 2008 to January 31, 2009.

12 - DERIVATIVES AND HEDGING (CONTINUED)

At December 31, 2007, the fair value of the open contracts was $0. No gains or losses have been recorded on these contracts.

13 - SUBSEQUENT EVENTS

Investments

As a result of business conducted in 2007, Probitas Funds Group, LLC may have a right to acquire an investment interest in certain investment partnerships formed by clients of the Company. The investments will be accounted for under the cost method as the interest will be nontransferable and the partnerships are not traded on the open market thereby precluding any market value. Some agreements have not been reached as of the date of these financial statements as to the capital commitment required of the Company in connection with such investment interests.

SUPPLEMENTARY INFORMATION

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIRMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Total owner equity from Statement of Financial Condition	$	34,133,800
Less: non allowable assets		
Fees receivable		(32,646,614)
Prepaid expenses		(344,473)
Fixed assets, net		(275,087)
Due from affiliates		(946,751)
Investments		(297,879)
Other current assets		(2,065)
Security deposit		(66,414)
		(34,579,283)
Add: adjustments		
Due to affiliate		1,033,007
Net capital before haircuts on securities positions		587,524
Haircuts on securities		5,904
Net capital	$	581,620

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	172,438
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	172,438
Excess net capital	$	409,182
Excess net capital @ 1000%	$	322,938

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from statement of financial condition	$	2,586,823
Percentage of aggregate indebtedness to net capital		445%

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
YEAR ENDED DECEMBER 31, 2007

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2007

Not applicable

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

Per original filing	$	392,275
Audit adjustments		
To reduce accrual for profit sharing distribution		158,500
To increase accrual for state LLC fee liability		(11,790)
To increase deferred rent liability		(9,964)
To reduce state tax liabilities		21,004
To reduce local tax liabilities		31,595
Per this filing	$	581,620

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
YEAR ENDED DECEMBER 31, 2007

An exemption from filing the SIPC Supplemental Report is claimed as SIPC has suspended assessments based on operating revenues.

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2007

SBP
&CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Probitas Funds Group, LLC (A Delaware Limited Liability Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including considerations of control activities for safeguarding securities. This study tests such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 25, 2008

END